CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue	Phone 1 212 325 2000
New York, NY 10010-3629	Direct
www.credit-suisse.com

February 26, 2014

By EDGAR

Ms. Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549

Re:       Credit Suisse AG
424 Prospectuses relating to Registration Statement on Form F-3ASR
Filed March 23, 2012
File No. 333-180300

Dear Ms. Starr:

We are in receipt of the letter, dated February 11, 2014, concerning takedowns of exchange-traded notes under our shelf registration statement on Form F-3ASR.  As discussed with David Walz, we are diligently gathering the necessary information and preparing our response, and will provide our response on or before March 7, 2014.

Please feel free to contact me at 212-538-6877 if you have any questions or require further information.

Sincerely,

/s/   Richard J. O’Keeffe
Richard J. O’Keeffe, Director and Counsel

cc:       Michael G. Clark, Managing Director
    Neil Radey, Managing Director, General Counsel Americas